GOLD STANDARD CONFIRMS CERTAIN PROPERTY BOUNDARIES AT RAILROAD-PINION

April 24, 2018 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV, NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) wishes to confirm its ownership/control of certain properties situated in the southern portion of its Railroad-Pinion Project in Nevada’s Carlin Trend.

Recent disclosure by another corporation with mineral projects adjacent to the Railroad-Pinion Project in the Carlin Trend has led to confusion and uncertainty regarding the property boundary of the Railroad-Pinion Project. Gold Standard thanks its concerned shareholders, and other market participants, who have contacted the Company seeking clarification.

A detailed review of the relevant property boundaries for the Railroad-Pinion Project confirms Gold Standard’s public disclosure regarding its ownership/control of its Railroad-Pinion Project is correct. Unfortunately, recently released exploration target maps and sample locations disclosed by the other corporation erroneously overlap lands which are subject to Gold Standard’s control.

The overlap noted in Figure 1 below, in Sections 15, 21, 23, and the north half of 33, Township 29 North, Range 53 East, Mount Diablo Meridian, Elko County, Nevada, (which location can be seen in Gold Standard’s overall land package in Figure 2 below) has been confirmed as belonging to Gold Standard with the other corporation’s land map being erroneous. Gold Standard again confirms its previous disclosure regarding property boundaries of the Railroad-Pinion Project.

This announcement is not being made at the request of the British Columbia Securities Commission or any other regulatory authority.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com

Figure 1

Figure 1
29N 53E
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Legend
OTHER CORPORATION BOUNDARY FROM PUBLIC DOMAIN
OTHER CORP. OVERLAP ON FEE LAND WITH MINERALS CONTROLLED BY GOLD STANDARD
FEE LAND WITH MINERALS CONTROLLED BY GOLD STANDARD
GOLD STANDARD MINING CLAIMS